

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

Dragan Bozanic
Chief Financial Officer
Regency Resources Inc.
11 Glouchester Avenue, Flat 5
Camden Town, London, England NW17AU

> **Re:** **Regency Resources Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-Q for the period ended March 31, 2011**
> **Filed April 25, 2011**
> **File No. 000-53611**

Dear Mr. Bozanic:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1.	Please correct your commission file number on the cover of your periodic and current filings to read 000-53611, which was assigned in conjunction with your filing of the Form 8-A registration statement on April 1, 2009.

La Trinidad Claim, page 10

2.	Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

3.	Please disclose the following information for each of your properties:

*	The nature your ownership or interest in the property.

*	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

*	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

*	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

*	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

*	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

*	The area of your claims, either in hectares or in acres.

	Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

4.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

5.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We

believe the guidance in instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

6. We note you are subject to permitting requirements of the Republic of the Philippines and the Republic of Fiji, in addition to other State/Provincial Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Item 9A – Controls and Procedures, page 21

7. We see that you provided management's conclusion regarding the effectiveness of your internal control over financial reporting, but we do not see where you provided your conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K. Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this annual report.

8. Please also amend your filing to revise management's annual report on internal control over financial reporting to include a statement regarding management's responsibility for establishing and maintaining adequate internal control over financial reporting as required by Item 308(a)(1) of Regulation S-K.

Form 10-Q for the period ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 11

The Three Months Ended March 31, 2011, page 18

9.   We note the significant increase in your accounting and auditing expense related to the
        change in your policy to no longer accrue audit fees at year end, but rather recognize the
        fees as paid. Please tell us the basis for your change in policy, and explain how your
        accounting policy is in accordance with U.S. GAAP. Please also address this comment
        as it relates to Form 10-Q for the quarterly period ended June 30, 2011.

Item 4. Controls and Procedures, page 19

10.   We note that your management's conclusion on the effectiveness of your disclosure
        controls and procedures was based on an evaluation of "Stanford's" disclosure controls
        and procedures rather than yours. In addition, we note that in defining disclosure controls
        and procedures you refer to information that is required to be disclosed in the reports that
        "Stanford" files or submits under the Exchange Act. Please amend your filing to remove
        all references to Stanford from this section and to disclose a management's conclusion on
        the effectiveness of your disclosure controls and procedures as of the end of the period
        that is based on their evaluation of your (i.e., Regency Resources) disclosure controls and
        procedures. This comment also applies to your Form 10-Q for the period ended June 30,
        2011.

11.   We note the disclosure relating to your evaluation of the effectiveness of your internal
        control over financial reporting as of March 31, 2011. Please note that Item 308 of
        Regulation S-K only requires you to provide management's report on its annual
        assessment of internal control over financial reporting. Please tell us whether your
        management performed such an assessment as of the end of the quarter. If you did not,
        please revise the filing to remove the disclosures. To the extent you performed the
        assessment and intended to comply with Item 308(a) of Regulation S-K, in your amended
        Form 10-Q, please include a separate section to provide all the disclosures required by
        that Item. This comment also applies to your Form 10-Q for the period ended June 30,
        2011.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief